06050556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED SEP 11 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER 8-50856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Global Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Callaghan Road
(No. and Street)

San Antonio, Texas 78229
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan McGee, President and General Counsel (210) 308-1239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 North Pearl, Suite 200, Dallas, Texas 75201-2867
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 28 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine Rademacher, CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Global Brokerage, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA BOGERT
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
09-14-2007

Catherine Rademacher

Signature

Chief Financial Officer

Title

Laura Bogert

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Global Brokerage, Inc.

Financial Statements and Supplemental Schedules

Year Ended June 30, 2006
with Report and Supplemental Report of
Independent Certified Public Accountants

BDO

BDO Seidman, LLP
Accountants and Consultants

U.S. Global Brokerage, Inc.

Financial Statements
and Supplemental Schedules

Year Ended June 30, 2006
with Report and Supplemental Report of
Independent Certified Public Accountants

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Certified Public Accountants

Board of Directors
U.S. Global Brokerage, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of U.S. Global Brokerage, Inc. (the Company), a wholly owned subsidiary of U.S. Global Investors, Inc., as of June 30, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Global Brokerage, Inc. at June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
August 11, 2006

Statement of Financial Condition

June 30,		**2006**
Assets		
Cash and cash equivalents	$	6,044,215
Commissions, net		347,207
Prepaid expenses and other assets		113,281
Total assets	$	6,504,703
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities		310,221
Accounts payable to affiliates		531,663
Total liabilities		841,884
Stockholder's equity:		
Common stock, par value $1.00 per share; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		17,755,371
Accumulated deficit		(12,093,552)
Total stockholder's equity		5,662,819
Total liabilities and stockholder's equity	$	6,504,703

See accompanying notes to financial statements.

Statement of Operations

Year ended June 30,	**2006**
Revenues	
Distribution fees	$ 13,500
Investment income	133,226
	146,726
Expenses	
General and administrative	3,736,549
Loss before income taxes	(3,589,823)
Provision for income taxes	—
Net loss	$ (3,589,823)

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity

		Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
Balance at June 30, 2005		1,000		9,701,844		(8,503,729)		1,199,115
Net loss		—		—		(3,589,823)		(3,589,823)
Contributions of additional paid-in capital		—		8,053,527		—		8,053,527
Balance at June 30, 2006	$	1,000	$	17,755,371	$	(12,093,552)	$	5,662,819

See accompanying notes to financial statements.

Statement of Cash Flows

Year ended June 30,	**2006**
Operating Activities	
Net loss	$ (3,589,823)
Adjustments to reconcile net loss to net cash used in operating activities:	
Non-cash capital contributions for expense reimbursement	2,653,527
Changes in operating assets and liabilities:	
Net commissions and other receivables from affiliates	(84,913)
Prepaid expenses and other assets	50,065
Accounts payable and accrued liabilities	(241,240)
Accounts payable to affiliates	360,372
Total adjustments	84,284
Net cash used in operating activities	(852,012)
Financing Activities	
Capital contributions	5,400,000
Net cash provided by financing activities	5,400,000
Increase in cash	4,547,988
Cash and cash equivalents, beginning of year	1,496,227
Cash and cash equivalents, end of year	$ 6,044,215

See accompanying notes to financial statements.

1. Organization and Nature of Business

U.S. Global Brokerage, Inc. (USGB or the Company), a wholly owned subsidiary of U.S. Global Investors, Inc. (USGI), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). USGB is organized for the purpose of acting as underwriter for U.S. Global Investors Funds (USGIF) and U.S. Global Accolade Funds (USGAF) mutual fund shares (the Funds) and for the purpose of distributing promotional materials regarding the Funds.

USGB receives certain distribution fees for rendering these services to USGAF. Additionally, USGB is responsible for the promotional and marketing expenses of USGIF and USGAF. USGB is reimbursed by USGAF for its proportionate share of these expenses. USGI also pays certain operating expenses of USGB. USGB does not reimburse USGI for such operating expenses, and as such actual results could differ from those reported in the absence of this arrangement. USGI has agreed to provide sufficient capital for the Company to operate through August 31, 2007.

USGB is an integral part of the parent company (USGI) and is completely dependent on USGI to provide the necessary capital and liquidity for its operations. USGB was not intended to operate as a standalone company; it is a limited purpose broker dealer with no customers, customer accounts or customer assets, and does not transact business with customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents – Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consisted of $6,044,215 in USGIF money market mutual funds on June 30, 2006.

Cash and cash equivalents are held at an affiliated company, U.S. Global Shareholder Services, which is a wholly-owned subsidiary of USGI and is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Net Commissions – The Company is reimbursed for certain distribution expenses incurred on behalf of USGAF in accordance with Rule 12b-1 of the Investment Company Act of 1940. The gross receivable balance at June 30, 2006 was $364,707. The Company evaluates the collectibility of these receivables, which in some instances is based upon future growth of mutual fund assets. Based on this evaluation, the Company has placed an allowance of $17,500 against the gross receivable balance as of June 30, 2006.

Potential allowance amounts are calculated by multiplying each USGAF fund balance as of June 30, 2006 by the 12b-1 limitation of 0.25%. This calculated amount represents the amount the fund is reasonably expected to pay the Adviser for 12b-1 receivables over the upcoming twelve-month period. This figure is then compared to the 12b-1 receivable balance of each fund as of the same date. If the receivable balance exceeds the calculated number, the difference is reserved as an allowance.

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues – The Company records revenues during the period for which services were rendered.

Advertising Costs – The Company expenses advertising and sales promotion costs as they are incurred. Net advertising and sales promotion expenditures were $2,211,973 for the fiscal year ended June 30, 2006 and are included in general and administrative expenses on the Statement of Operations. Net advertising and sales promotion expenditures include $70,741 of mailing services expenses that were paid to A&B Mailers, a wholly owned subsidiary of USGI.

Income Taxes – The Company utilizes Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, to account for income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company is included in the consolidated federal tax returns filed by USGI. The Company calculates its income tax expense on a stand-alone basis, at the maximum federal rate of 34%.

USGI does not reimburse USGB for tax losses passed from USGB to USGI. As of fiscal year-end 2006, there were no tax assets or liabilities recorded by USGB due to all prior net operating losses (NOLs) being utilized by USGI, on a consolidated tax basis, during the current and prior years. Therefore, no deferred tax asset or valuation allowance was recorded by USGB for the fiscal year ended June 30, 2006.

3.	**Net Capital Requirements**	USGB is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2006, USGB had net capital of $5,081,447, which was $5,025,322 in excess of its required net capital of $56,125. The Company's aggregate indebtedness to net capital ratio was .17 to 1.
4.	**Transactions with Related Parties**	At June 30, 2006, the Company had payables of $665 from A&B Mailers, Inc., $31,142 from United Shareholder Services, Inc. and $499,856 from USGI for payments made by the Company on behalf of the related companies. The balances are non-interest bearing and have no fixed terms of repayments.
5.	**Additional Paid-In Capital**	USGB's parent, USGI, made capital contributions of $8,053,527 to USGB for the year ended June 30, 2006. Included in this amount is $2,653,527 of expenses paid by USGI on USGB's behalf. The remaining $5,400,000 consists of cash contributions.

Supplemental Schedules

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

June 30,			**2006**
Computation of Net Capital			
Total stockholder's equity		$	5,662,819
Deductions:			
Net commissions and other receivables from affiliates	347,207		
Prepaid expenses and other assets	113,281		
Haircut on money market funds	120,884		
Total deductions			581,372
Net capital		$	5,081,447
Computation of Basic Net Capital Requirements			
Minimum net capital required		$	56,125
Excess of net capital		$	5,025,322
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	4,997,258
Computation of Aggregate Indebtedness			
Accounts payable and accrued liabilities		$	310,221
Accounts payable to affiliates			531,663
Total aggregate indebtedness		$	841,884
Ratio of aggregate indebtedness to net capital			.17 to 1

Reconciliation with Company's Computation

No material differences exist between net capital reported in the Company's unaudited Form X-17A-5 for the quarter ended June 30, 2006, and the Company's audited financial statements for the year ended June 30, 2006.

U.S. Global Brokerage, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(1)(i) of the rule.

Supplemental Report

BDO
BDO Seidman, LLP
Accountants and Consultants
700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Certified Public Accountants' Report on Internal Control Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
U.S. Global Brokerage, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements and supplemental schedules of U.S. Global Brokerage, Inc. (the Company), a wholly owned subsidiary of U.S. Global Investors, Inc., for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objective.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
August 11, 2006